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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer’s Eve and Widerøe Zero collaborate to develop innovative Air Mobility solutions in Scandinavia

Glasgow, Scotland, November 10, 2021 – Embraer’s Eve Urban Air Mobility Solutions, Inc. (Eve), an Embraer company, and Widerøe Zero signed a Memorandum of Understanding (MoU). This partnership aims to develop Urban Air Mobility (UAM) solutions, with a focus on deployment of eVtol operations in Scandinavia.

The relationship between the two organizations began in 2017, when Widerøe signed an order for up to 15 E190-E2. The largest regional airline in Scandinavia is also the launch customer of the new generation E-Jets E2 family, starting the E190-E2 operations in April 2018 in Bergen, Norway.

Now, with the creation of the Air Mobility Business Incubator, Widerøe Zero, the companies will use Eve’s zero-emission and low noise footprint eVTOL vehicle to develop a new concept of operation where passengers will experience the future of electric transportation and a new model of sustainable mobility, connecting people living in a sparsely populated region and challenging geography.

As part of this collaboration, Widerøe Zero will contribute to a market readiness exercise and a vehicle concept of operation study in Scandinavia, furthering Eve’s development of the UAM market in the region.

“Widerøe Zero is excited to work with Eve on the eVTOL concept. Although initially designed for Urban Air Mobility, we expect these highly flexible vehicles to be interesting in a variety of applications also in rural areas; from cargo to passenger transportation. Our partnership with Eve is part of our plan to accelerate the development of sustainable aviation in Norway. We are looking forward to the expanded partnership, unlocking new opportunities to improve regional connectivity,” said Andreas Kollbye Aks, Chief Executive Officer at Widerøe Zero.

“In order to contribute to the world target to eliminate greenhouse gas emission by 2050, the aerospace industry depends on disruptive innovation. With Urban Air Mobility, we have a unique opportunity to design a new and optimized mobility ecosystem: infrastructure, vehicle, operations and air traffic management systems” said André Stein, President and Chief Executive Officer of Eve. "We are thrilled to work together with Widerøe Zero to develop UAM solutions in Scandinavia, with an entirely new, zero-emission, experience to travelers.”

Benefitting from a startup mindset and backed by Embraer’s more than 50-year history of aircraft manufacturing and certification expertise, Eve unveils a unique value proposition by positioning itself as an ecosystem partner by offering a suite of products and services with highest levels of safety standards. Eve’s human-centered, eVTOL design combines disruptive innovation and a simple and intuitive design. In addition to the aircraft program, Eve is harnessing the expertise of both Embraer and Atech, a subsidiary of the Embraer Group, in providing globally recognized air traffic management software to create the solutions that will help safely scale the UAM industry going forward.

Forward Looking Statements Disclosure

Certain statements in this release may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements that do not directly relate to any historical or current fact. Forward-looking statements are based on current assumptions about future events that may not prove to be accurate. These statements are not guarantee and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and neither party undertakes an obligation to update or revise any forward-looking statement, except as required by law. Specific factors that could cause actual results to differ materially from these forward-looking statements include the effect of global economic conditions, the ability of the parties to negotiate and enter into a definitive agreement and realize anticipated synergies, the ability of Eve to obtain the required certifications to manufacture and sell its eVTOL aircraft, and other important factors disclosed previously and from time to time in the filings of the the parties with the Securities and Exchange Commission

About Eve Urban Air Mobility Solutions (Eve)

Eve is a new, independent company dedicated to accelerating the Urban Air Mobility (UAM) ecosystem. Benefitting from a startup mindset, backed by Embraer’s more than 50-year history of aerospace expertise, and with a singular focus, Eve is taking a holistic approach to progressing the UAM ecosystem, with an advanced electric vertical takeoff and landing vehicle (eVTOL) project, a comprehensive global services and support network, and a unique air traffic management solution. Eve is the first company to graduate from EmbraerX. For more information, visit www.eveairmobility.com.

About Widerøe Zero

Widerøe Zero is a consultancy-cum-incubator for a revolution in aviation. Owned by Widerøe AS and headquartered in Norway, it tackles all the regulatory, commercial and financing challenges involved in purchasing and operating zero-emissions aircraft. Its work is immediately necessary for Norway, where the geography welcomes short-haul flights already possible with existing zero-emissions technology. Other countries throughout Europe and beyond will benefit increasingly from Widerøe Zero´s knowledge as the range of commercial options afforded by an entirely new class of aircraft becomes clear.

Follow us on Twitter: @Embraer

 About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations